SEC FILE NUMBER
1-6627
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Michael Baker Corporation

Full Name of Registrant

Former Name if Applicable
100 Airside Drive

Address of Principal Executive Office (Street and Number)
Moon Township, Pennsylvania 15108

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Michael Baker Corporation (the “Company”) is filing this Form 12b-25 because additional time is needed for the Company to complete its Annual Report on Form 10-K for the year ended December 31, 2007, which was due on March 17, 2008. The reason for the delay relates to management’s identification of errors related to improper revenue recognition on domestic onshore managed services projects in the Company’s Energy business segment.
As discussed in Part IV below and in the Company’s Form 8-K dated February 22, 2008, the previously issued consolidated financial statements of the Company for quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, should not be relied upon because of errors in those financial statements. Such financial statements will be restated.
The Company plans to file its Form 10-K for the year ended December 31, 2007 as soon as possible.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Craig O. Stuver	412	269-6300

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒      No ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒      No ☐
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company has determined that its Energy segment overstated contract revenue and unbilled revenue balances on three onshore managed services clients for the first three quarters of 2007. These non-cash errors will reduce the Company’s consolidated earnings previously reported for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. For the first nine months of 2007, the Company previously reported income before income taxes of $31.5 million, net income of $18.0 million, and diluted earnings per share of $2.03. The Energy segment’s previously reported income from operations before Corporate overhead allocations totaled $12.5 million for the first nine months of 2007. At present, the Company believes that the accumulated pre-tax impact of the revenue recognition errors may entirely, or slightly more than, offset the Energy segment’s reported income from operations before Corporate overhead for the first nine months of 2007.
     The Company is still evaluating whether a portion of these non-cash errors will impact its previously issued audited financial statements for the year ended December 31, 2006. Accordingly, our assessment of the impact, if any, on our 2006 financial statements has not yet been completed.
     Management will also be assessing the effect of the necessary restatements on the Company’s internal controls over financial reporting. Management will not reach a final conclusion regarding the restatements’ effects on internal controls over financial reporting until the completion of the restatement process.
     The estimated restatement amounts disclosed above remain preliminary, unaudited and subject to adjustment, possibly by amounts that could be material individually or in the aggregate.

Michael Baker Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 18, 2008	By	/s/ Craig O. Stuver

Acting Chief Financial Officer